Exhibit 99.1

DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
	INVESTOR RELATIONS	MEDIA RELATIONS
	SAUNAK SAVLA saunaks@drreddys.com (Ph: +91-40-4900 2135)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40-4900 2121)

Dr. Reddy’s Q3 and 9M FY17 Financial Results

Q3 Revenues at Rs. 37.1 Bn [QoQ growth: 3%] Q3 EBITDA at Rs. 8.8 Bn [23.7% of Revenues]	9M Revenues at Rs. 105.3 Bn [YoY decline: 10%] 9M EBITDA at Rs. 19.2 Bn [18.2% of Revenues]

Hyderabad, India, February 4, 2017: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY) today announced its consolidated financial results for the third quarter and nine months ended December 31, 2016 under International Financial Reporting Standards (IFRS).

Q3 FY17: Key Highlights

•	Revenues at Rs. 37.1 billion: QoQ growth: 3%

                                                         YoY decline: 7%

•	Gross Profit Margin at 59.1%.

•	Research & Development (R&D) spend at Rs. 5.0 billion. [13.4% of Revenues]

•	Selling, general & administrative (SG&A) expenses at Rs. 11.3 billion [YoY decline: 6%]

•	EBITDA at Rs. 8.8 billion [23.7% of Revenues]

•	Profit after tax at Rs. 4.7 billion [12.7% of Revenues]

9M FY17: Key Highlights

•	Revenues at Rs. 105.3 billion: YoY decline: 10%

•	Gross Profit Margin at 57.2%.

•	Research & Development (R&D) spend at Rs. 15.0 billion. [14.2% of Revenues]

•	Selling, general & administrative (SG&A) expenses at Rs. 35.4 billion [YoY increase: 4%]

•	EBITDA at Rs. 19.2 billion [18.2% of Revenues]

•	Profit after tax at Rs. 8.9 billion [8.5% of Revenues]

Commenting on the results, Co-chairman and CEO, G V Prasad said “Our performance in Q3 has delivered a modest sequential revenue growth of 3% over the previous quarter. Our EBITDA has improved significantly from the last quarter to Rs. 8.8 billion, on the back of enhanced emphasis on operational efficiencies and controlling of SG&A costs across all our businesses.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 67.92

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

Particulars	Q3 FY17			Q3 FY16			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Revenue	546	37,065	100.0	584	39,679	100.0	(7)
Cost of revenues	223	15,166	40.9	237	16,089	40.5	(6)

Gross profit	322	21,899	59.1	347	23,590	59.5	(7)

Operating Expenses
Selling, general & administrative expenses	167	11,341	30.6	177	12,039	30.3	(6)
Research and development expenses	73	4,956	13.4	60	4,095	10.3	21
Other operating income	(3)	(187)	(0.5)	(2)	(122)	(0.3)	53

Results from operating activities	85	5,789	15.6	112	7,578	19.1	(24)

Net finance (income) / expense	(1)	(44)	(0.1)	1	62	0.2	171
Share of profit of equity accounted investees	(1)	(89)	(0.2)	(1)	(64)	(0.2)	38

Profit before income tax	87	5,922	16.0	112	7,580	19.1	(22)

Income tax expense	18	1,221	3.3	26	1,788	4.5	(32)

Profit for the period	69	4,701	12.7	85	5,792	14.6	(19)

Diluted EPS	0.42	28.32		0.50	33.86		(16)

EBITDA Computation

Particulars	Q3 FY 17		Q3 FY 16
	$	Rs.	$	Rs.
Profit before income tax	87	5,922	112	7,580
Interest income, net*	(1)	(53)	(3)	(236)
Depreciation	29	1,936	25	1,685
Amortization / Impairment	15	988	16	1086

EBITDA	129	8,793	149	10,115

EBITDA% to Revenues		23.7%		25.5%

*	Includes income from Investments

Key Balance Sheet Items

Particulars	As on 31st Dec 16		As on 30th Sep 16
	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and Other current Investments	297	20,145	315	21,379
Trade Receivables	605	41,119	544	36,939
Inventories	442	30,052	420	28,516
Property, plant and equipment	842	57,209	825	56,052
Goodwill and Other Intangible assets	736	49,977	747	50,766
Loans and borrowings (current & non-current)	854	57,999	890	60,480
Trade & other payables	196	13,308	181	12,281
Equity	1,782	121,040	1,697	115,264

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 67.92

Revenue Mix by Segment [Year on year]

Particulars	Q3 FY17			Q3 FY16			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	451	30,638	83	494	33,558	84	-9
North America		16,595			19,417		-15
Europe*		2,148			1,937		11
India		5,947			5,805		2
Emerging Markets#		5,948			6,399		-7
PSAI	80	5,400	14	75	5,082	13	6
North America		1,259			1,037		21
Europe		1,828			1,951		-6
India		409			622		-34
Rest of World		1,904			1,472		29
Proprietary Products & Others	15	1,027	3	15	1,039	3	-1

Total	546	37,065	100	584	39,679	100	-7

Revenue Mix by Segment [Sequential]

Particulars	Q3 FY 17			Q2 FY 17			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	451	30,638	83	427	28,995	81	6
North America		16,595			16,134		3
Europe*		2,148			1,776		21
India		5,947			6,251		-5
Emerging Markets#		5,948			4,834		23
PSAI	80	5,400	14	85	5,784	16	-7
North America		1,259			1,135		11
Europe		1,828			2,095		-13
India		409			575		-29
Rest of World		1,904			1,979		-4
Proprietary Products & Others	15	1,027	3	16	1,078	3	-5

Total	546	37,065	100	528	35,857	100	3

*	Europe primarily includes Germany, UK and out licensing sales business
#	Emerging Markets refers to Russia, other CIS countries, Romania and Rest of the World markets including Venezuela

Segmental Analysis

Global Generics (GG)

Revenues from GG segment at Rs. 30.6 billion, year-on-year decline of 9%; primarily on account of lower contribution from North America and Venezuela. However, it grew by 6% sequentially.

•

Revenues from North America at Rs. 16.6 billion. Year-on-year decline of 15%, primarily on account of increased competition in valgancyclovir and our injectables franchise coupled with continuing pricing pressure.

During the quarter we launched 5 new products i.e. Aripiprazole, Lamotrigene ODT, Fluoxetine Tabs, Raloxifene HCl and Nystatin - Triamcinolone Cream.

As of 31st December 2016, cumulatively 92 generic filings are pending for approval with the USFDA (90 ANDAs and 2 NDAs under 505(b)(2) route). Of these 90 ANDAs, 59 are Para IVs out of which we believe 20 have ‘First to File’ status. Further, these 90 ANDAs include 7 ANDAs, acquired from Teva, of which 6 are Para IVs.

•	Revenues from Emerging Markets at Rs. 5.9 billion, year-on-year decline of 7%. [Ex-Venezuela: growth of 7%]

•	Revenues from Russia at Rs. 3.1 billion, year-on-year decline of 2%. In constant currency it declined by 5%.

•	Revenues from other CIS countries and Romania market at Rs.1.0 billion, year-on-year growth of 16%.

•	Revenues from Rest of World (RoW) territories at Rs.1.8 billion, year-on-year decline of 23% primarily on account of sales decline in Venezuela.

•	Revenues from India at Rs. 5.9 billion, year-on-year growth: 2.4%.

•	Revenues from Europe at Rs. 2.1 billion, year-on-year growth: 11%.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at Rs. 5.4 billion, year-on-year growth of 6%. On a sequential basis revenues declined by 7%.

•	During the quarter, 16 DMFs were filed globally of which 1 was in the US. The cumulative number of DMF filings as of 31st December, 2016 was 782.

Proprietary Products (PP)

Zembrace™Sym Touch ™(Suma 3 mg) injection and Sernivo™ (betamethasone dipropionate) Spray, 0.05% are gradually gaining traction in prescriptions.

Income Statement Highlights:

•

Gross profit margin at 59.1% and declined by ~40 bps over that of previous year, primarily on account of price erosion in the US. This has been caused due to new competitor’s entry in some of key molecules. Gross profit margin for GG and PSAI business segments are at 64.1% and 28.3% respectively.

•

SG&A expenses at Rs. 11.3 billion, year-on-year decline by 6%. After normalization of the Venezuela base effect and the settlement charge paid to Novartis wrt zoledronic acid in previous year, there is a marginal increase which is largely attributable to normal salary increments, headcount and other costs.

Sequentially, there is a decline of 4%. Normalized for the NPPA charge that we took last quarter, there is no major variance.

•

Research & development expenses at Rs. 5.0 billion. As a % to Revenues- Q3 FY 17:13.4% | Q2 FY 17: 14.5% | Q1 FY 17: 14.8%]. Current quarter also includes spend towards the IPR&D assets in-licensed from Xenoport and Eisai. Focus continues on building complex generics, biosimilars and differentiated products pipeline.

•	Net Finance income at Rs. 44 million compared to the net finance expense of Rs. 62 million in Q3FY16. The incremental benefit of Rs. 106 million is on account of:

•	Net foreign exchange loss of Rs. 10 million in the current quarter vs net foreign exchange loss of Rs. 297 million in the previous year

•	Increase in profit on sales of investments by Rs. 36 million.

•	Net increase in interest expense of Rs. 218 million.

•	Profit after Tax at Rs. 4.7 billion

•	Diluted earnings per share is at Rs. 28.32

•	Capital expenditure is at Rs.3.0 billion.

Earnings Call Details (06:30 pm IST, 08:00 am EST, February 4, 2017)

The Company will host an earnings call to discuss the performance and answer any questions from participants. This call will be accessible through an audio dial-in and a web-cast.

Audio conference Participants can dial-in on the numbers below

Primary number:		91 22 3960 0616

International Toll Free Number	USA UK Singapore Hong Kong	18667462133 08081011573 8001012045 800964448

Playback of call: Conference ID: Web-cast	91 22 3065 2322, 91 22 6181 3322 375# More details will be provided through our website, www.drreddys.com

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia and other CIS countries. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.